FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: February 09, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            09 February 2006, Final Results

Exhibit 99



                          FOURTH QUARTER AND ANNUAL RESULTS 2005

Unilever enters 2006 in much better shape, with increased competitiveness and growth.

FINANCIAL HIGHLIGHTS
(unaudited)


 Fourth Quarter                  EUR million                             Full Year
    2005     2004                                             2005     2004
 Current  Current                                          Current  Current  Current Constant
   rates    rates                                            rates    rates    rates    rates
                  Continuing operations:
  10 081    9 755 Turnover                                  39 672   38 566       3%       2%
   1 063    (288) Operating profit/(loss)                    5 314    4 239      25%      24%
     916    (398) Pre-tax profit/(loss)                      4 751    3 704      28%      27%
     726    (124) Net profit from continuing operations      3 502    2 894      21%      20%

                  Total operations:
    0.71   (0.16) EPS NV (Euros)                              3.88     2.83      37%      35%
   10.68   (2.33) EPS PLC (Euro cents)                       58.17    42.46      37%      35%


KEY FEATURES OF THE YEAR

- Underlying sales up 3.1%, improving trend throughout the year and a strong fourth quarter.

- Market shares stable overall.

- Earnings per share up 37%, with 22% from continuing operations, benefiting from lower restructuring, disposal and impairment charges.

- Increased investment behind growth priorities, including additional EUR500 million advertising and promotions.

- Operating margin at 13.4%. Productivity improvements and better mix more than offset higher input costs.

- Share buy-back programme of EUR500 million completed. Proposed final dividend of EUR1.32 per NV ordinary share and 13.54p per PLC ordinary share, raising the total dividend per share by 5% for NV and by 6% for PLC.

FROZEN FOODS

- Previously announced review completed. Majority of European frozen foods to be sold.


CHIEF EXECUTIVE'S COMMENT AND OUTLOOK


2005 was a year of change and investment in the business. The priority was to restore competitiveness and to grow our top line. We made good progress on both, stabilising our market shares and improving growth through the year.

We have refocused and simplified the organisation, and increased investment behind our growth priorities. We have sold our fragrance business and announced today the planned sale of most of the frozen foods business. Our savings programmes are delivering well and have been successful in containing the impact of higher input costs.

We have seen a return to strong growth in personal care and in developing and emerging markets. Performance in Europe improved compared with last year, especially in Foods. There was some pick up in the fourth quarter, but there is still work to do to return Europe to full competitiveness and growth. This will be a key priority for 2006.

The manner in which we ended 2005 gives me confidence as we enter 2006. Unilever is a simpler and more agile business, more responsive to customer and consumer needs, with a clear value creation agenda.

OUTLOOK

For 2006, our priorities are to sustain our top-line growth and improve our margins. We expect a sustained flow of savings from our current programmes, and a progressively more favourable pricing and commodity cost environment. We will continue to invest competitively behind our growth priorities and expect an increase in operating margin from the 13.4% of 2005. In 2006 we plan restructuring costs of around one percent of sales, at the top end of our long term guidance.

We are on track to deliver our targeted savings from the 'One Unilever' programme of EUR0.7 billion by the end of 2006, and see scope to increase this to EUR1 billion by the end of 2007.

Looking further ahead, I remain confident that we can deliver our value creation objectives to 2010.

Patrick Cescau

Group Chief Executive

9 February 2006




With effect from 1 January 2005, Unilever has adopted International Financial Reporting Standards (IFRS) as adopted by the EU. These apply to both the prior year comparators and the current year results. In addition, the condensed financial statements are now shown only at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. Further information on the impact of the adoption of IFRS can be found on page 12 and on the Unilever web site at www.unilever.com/ourcompany/investorcentre/.


In the following commentary sales growth is stated on an underlying basis at constant exchange rates and excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals.

Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also use the movements in Ungeared Free Cash Flow (as defined on page 12) and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow.

FOURTH QUARTER AND ANNUAL FINANCIAL RESULTS

Underlying sales grew by 3.1% in the year, all coming from volume. Like-for-like growth in the fourth quarter was 5% after allowing for the estimated effect of six fewer days than in the same quarter of 2004. (As previously explained, the first quarter had five additional days).

Including the effect of disposals and favourable currency movements, turnover was ahead by 2.9% in the year.

Operating margin for the full year was 13.4%, compared with an operating margin of 11.0% in 2004. Before the impact of net costs of restructuring, business disposals and impairments, the operating margin for 2005 would have been 0.8 percentage points lower than the previous year. Advertising and promotions were
1.1 percentage points of sales higher than last year. Cost savings and an improved mix more than offset the effect of an increase of nearly EUR600 million in input costs.

In the fourth quarter, the operating margin was 10.6%, compared with a negative 3.0% in the prior year. Before the impact of changes in restructuring, disposals and impairment the operating margin would have been 1.3 percentage points lower than the same quarter of the previous year. Advertising and promotions in the quarter were only slightly higher than the average for the year, but significantly up on the fourth quarter of 2004. Continued higher input costs were offset by cost savings and an improved mix, while positive pricing started to contribute to margin. There were also gains in the quarter in US health care plans and from currency effects on capital reductions in the Americas.

Operating profit increased by 25% in the year.

Net finance costs were 2% lower in the year through a lower level of net debt.

The effective tax rate was 26% for the year, compared with 22% in the previous year. As a result of structural improvements we are lowering our longer term expectation for the tax rate from around 30% to around 28%. In the quarter, the tax rate was 21%, reflecting the resolution of some outstanding issues in various countries.

Net profit and EPS from continuing operations both increased by 21% and 22% respectively in the year.

Net profit from discontinued operations included a gain of EUR458 million on the disposal of Unilever Cosmetics International (UCI). Including this, total earnings per share increased by 37% in the year.

FINAL DIVIDENDS

The Boards will recommend to the Annual General Meetings a final dividend of EUR1.32 per EUR0.51* ordinary share** of Unilever N.V. and a final dividend of 13.54p per 1.4p ordinary share of Unilever PLC. This will bring the total dividend to EUR1.98 per EUR0.51* ordinary share, an increase of 5% over last year and 20.31p per 1.4p ordinary share, an increase of 6% over last year.

* This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.'s Articles of Association.

** Unilever N.V. ordinary shares and Unilever N.V. depositary receipts for ordinary shares.

SHARE BUY-BACK

In 2005 we completed a share buy-back program of EUR0.5 billion. This was in addition to the purchase of EUR0.8 billion of shares to partially replenish treasury stock used for the conversion of the EUR0.05 NV preference shares.

For 2006 we plan a further share buy-back of around EUR0.5 billion. We may review this in the light of any tactical acquisitions, disposal proceeds including frozen foods, and the development of credit metrics.

CASH FLOW

Cash and cash equivalents were flat for the year. Net cash flow from operating activities, at EUR4.4 billion, was EUR1.2 billion lower than in the previous year. This includes the effects of additional marketing investment
(EUR0.5 billion), a lower inflow from working capital (EUR0.4 billion) compared with last year, and higher cash costs of restructuring, pensions and tax.

Net cash flow from investing activities was EUR0.6 billion higher than last year, reflecting higher disposal receipts (including EUR0.6 billion from the sale of UCI) and net movements in investments with maturity greater than three months. Net cash flow used in financing activities fell by EUR1.1 billion, reflecting borrowing activity offset by increased purchases of own shares.

Ungeared Free Cash Flow was EUR4.0 billion.

RETURN ON INVESTED CAPITAL

Return On Invested Capital increased to 12.5% from 10.7% in 2004.

BALANCE SHEET

Goodwill and intangible assets have increased by EUR1.0 billion against 2004. Currency movements added EUR1.6 billion, offset by Slim-Fast impairment and disposals. Inventories and current trade receivables were EUR1.0 billion higher, reflecting currency movements and the low position achieved at the end of 2004.

Closing net debt was EUR10.5 billion, a decrease of EUR0.7 billion since 1 January. Purchases of treasury stock were EUR1.3 billion (including the share buy-back program of EUR0.5 billion) and proceeds of business disposals were EUR0.8 billion. The EUR1.4 billion net debt reduction on conversion of the EUR0.05 preference shares was largely offset by currency movements.

Total equity has increased by EUR2.7 billion since
1 January. Net profit added EUR4.0 billion and currency retranslation EUR0.2 billion. Treasury stock, which is deducted from equity, was used for the conversion of the EUR0.05 preference shares. This reduced borrowings by EUR1.4 billion and increased equity by the same amount. Subsequent purchases of treasury stock and parent company dividends reduced equity by EUR1.3 billion and EUR1.9 billion respectively.

VALUE CREATION TO 2010

Our long term ambition for financial performance remains 'Top 1/3' Total Shareholder Return and our long term targets reflect this:

- Ungeared Free Cash Flow of EUR25-EUR30 billion during the period 2005 - 2010; and

- Improved Return on Invested Capital from the 2004 base of around 11%.

We plan to deliver this over the period through:

- Top-line growth ahead of our markets, which are expected to grow at 2-4% per annum;

- Improvement in operating margin against the 2004 base allowing for a 'normal' level of restructuring of 50-100 bps per annum;

- Improved capital efficiency compared with our 2004 base; and

- Improved tax efficiency, leading to a sustainable tax rate of around
  28%.



FULL YEAR PERFORMANCE BY REGION


EUROPE

Our priority in Europe is to regain momentum and improve competitiveness. The focus has been on enhancing the value to consumers of our products through keener pricing, improved quality and more and better innovation.

Marketing support has been raised to a more competitive level with additional spend deployed against our best opportunities. The organisation is being streamlined and we are building up stronger capabilities in customer management.

We have made progress over the last year: volume has been slightly positive (compared with a 2% decline in 2004), but investment in pricing meant that underlying sales declined by 0.8% in the year.

Central and Eastern Europe performed well, notably in Russia which was ahead by nearly 20%, in buoyant markets.

Western Europe was challenging, with continued weak consumer demand. Our businesses grew in the Netherlands and Spain, but declined by around 2% in France and Germany and by nearly 4% in the UK.

In Foods, we have held overall market share through the course of the year, with growth across all key categories apart from frozen foods.

In Home and Personal Care we had a disappointing year and we have lost market share, particularly in the UK.

Overall, there was some pick-up in the fourth quarter, with around 2% growth on a like-for-like basis, but we are not yet where we want to be.

New product launches this year have included Knorr Vie shots, extensions of the pro.activ heart health range, soups fortified with vitamins and low fat soups.

We have introduced a Rexona sport variant in deodorants, Axe shower gel and Sunsilk hair styling products. We have further improved our home care product range with launches that address specific consumer needs, such as 'no-need-to-pre-treat' laundry detergents, Sun 4-in-1 dishwash and Domestos drain unblocker.

The operating margin, at 14.2%, was 0.4 percentage points higher than last year. Increased advertising and promotions and pricing investment together with higher input costs were partly offset by productivity gains. Net restructuring, disposal and impairment costs, at 0.8% were 1.5 percentage points lower than in 2004.


THE AMERICAS

Underlying sales grew by 4%, all coming from volume gains, broadly based across the region, underpinned by a successful innovation programme. In the fourth quarter, like-for-like sales growth was 5%.

Consumer demand in the US showed a sustained recovery. Our sales in the US grew by 3.2%, accelerating through the year, and we gained market share in aggregate.

In Brazil and Mexico, a strong first half was followed by relatively weaker demand in the second half of the year. We grew in line with our markets in Home and Personal Care, but saw some share loss in Foods.

Growth in personal care across the region has been driven by good consumer response to our initiatives, including Vitality innovation and consistent support. This has been particularly evident in the deodorants and personal wash categories, with strong double-digit growth for Axe, now the number one deodorant in the US, and for the Dove and Rexona brands.

Another strong Foods performance in the US was driven by further share gains in ice cream, continued good results from the extension of the Country Crock and Bertolli brands into new categories, and from Lipton Ready-to-Drink and speciality teas. Slim-Fast continued to regain share, but in a much contracted weight management market and sales were well below the previous year.

New launches in the US included the well received Dove 'cool moisture' range and the extension of Axe into male shower gels. In Latin America our brands have also been very successful in connecting with younger consumers through Rexona 'teens' and innovative communication for Axe.

In the US we introduced all 'small and mighty' laundry detergent, offering the convenience of the same cleaning power in a smaller bottle. We have re-launched our Radiant laundry brands in Chile and Argentina delivering outstanding whiteness performance.

In Foods, we strengthened the Vitality credentials of our brands in the US with Promise heart health spread, Ragu organic and support for the anti-oxidant properties of Lipton teas. AdeS continued to build across Latin America with the distinctive nutrition benefits of 'soy with fruit'.

The operating margin was 13.0%, 5.7 percentage points higher than in 2004. Net charges for restructuring, disposal and impairment were 3.4%, which was 5.8 percentage points lower than in the prior year. Cost savings offset a higher level of advertising and promotions and increased input costs. There were also gains from the sale of an office in the US, in US health care plans and from currency effects on capital reductions.

ASIA AFRICA

We have capitalised on our leading positions and buoyant consumer demand across most of the region, growing underlying sales by 9%, in a competitive environment, and increasing market share in key battle grounds. In the fourth quarter, like-for-like sales growth was 10%.

The growth was broad-based in terms of both categories and geographies. There were notable performances in all major developing and emerging countries, including a strong recovery in India with market share gains, and significant contributions from China, which was up by over 20%, and from South East Asia, Turkey and Arabia. Japan returned to growth. After a weak first half, Australia improved in the second half of the year.

Most of the increase came from volume, but price growth gained momentum through the year, as we moved to selectively recover increased commodity costs, especially in home care.

Growth was underpinned by a range of innovations. In skin care in India, Lux has been strengthened with new soap bars from the global range and the introduction of limited editions. Innovations in Pond's included a new 'mud' range in China.

In hair care we launched Dove in Indonesia, a Sunsilk summer range across South East Asia, a new variant for Lux Super Rich in China and a strengthened Sunsilk range across several key markets in Africa and the Middle East.

New formulations for our laundry products include improved whiteness delivery for Surf in Indonesia and Omo for sensitive skin in Turkey.

In tea, we have substantially strengthened the Brooke Bond brand in India, while Lipton is benefiting from strong regional innovations, including Earl Grey and Green Tea variants in markets such as Turkey and Arabia.

The operating margin was 12.6%, 1.8 percentage points higher than in 2004. Increased investment in advertising and promotions was partly offset by productivity gains. The remaining difference was due to net restructuring, disposal and impairment charges which were insignificant in 2005 compared with a net charge of 2.9% in 2004.




SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.



CONDENSED FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)
         Fourth Quarter                    EUR million                      Full Year
   2005    2004        Increase/                                  2005    2004        Increase/
                      (Decrease)                                                     (Decrease)
                Current Constant                                               Current Constant
                  rates    rates                                                 rates    rates

                                 Continuing operations:

 10 081   9 755      3%     (1)% Turnover                       39 672  38 566      3%       2%


  1 063   (288)                  Operating profit/(loss)         5 314   4 239     25%      24%
                                 After charging:
    (4)   (791)                  Impairment of Slim-Fast         (363)   (791)
      -   (169)                  Provision for Brazilian sales       -   (169)
                                 tax

  (152)   (137)                  Net finance costs               (618)   (630)
      8      28                  Finance income                    130     145
  (147)   (165)                  Finance costs                   (693)   (717)
   (13)       -                  Pensions and similar             (55)    (58)
                                 obligations
     15       8                  Share in net profit/(loss) of      47      39
                                 joint ventures
   (19)       -                  Share in net profit/(loss) of    (25)       2
                                 associates
      9      19                  Other income from non-current      33      54
                                 investments

    916   (398)                  Profit/(loss) before taxation   4 751   3 704     28%      27%

  (190)     274                  Taxation                      (1 249)   (810)

    726   (124)                  Net profit/(loss) from          3 502   2 894     21%      20%
                                 continuing operations

     10      19                  Net profit/(loss) from            473      47
                                 discontinued operations

    736   (105)                  Net profit/(loss) for the       3 975   2 941     35%      34%
                                 period

                                 Attributable to:
     52      39                  Minority interests                209     186
    684   (144)                  Shareholders' equity            3 766   2 755     37%      35%

                                 Combined earnings per share
                                 From total operations
   0.71  (0.16)                  Per EUR 0.51 ordinary NV share   3.88    2.83     37%      35%
                                 (Euros)
  10.68  (2.33)                  Per 1.4p ordinary PLC share     58.17   42.46     37%      35%
                                 (Euro cents)

   0.69  (0.15)                  Per EUR 0.51 ordinary NV share   3.76    2.72     38%      37%
                                 - diluted (Euros)
  10.37  (2.20)                  Per 1.4p ordinary PLC share -   56.40   40.78     38%      37%
                                 diluted (Euro cents)

                                 From continuing operations
   0.70  (0.18)                  Per EUR 0.51 ordinary NV share   3.39    2.78     22%      20%
                                 (Euros)
  10.52  (2.64)                  Per 1.4p ordinary PLC share     50.87   41.72     22%      20%
                                 (Euro cents)

   0.68  (0.17)                  Per EUR 0.51 ordinary NV share   3.29    2.67     23%      21%
                                 - diluted (Euros)
  10.21  (2.49)                  Per 1.4p ordinary PLC share -   49.33   40.08     23%      21%
                                 diluted (Euro cents)



STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

EUR million                                                                       Full Year
                                                                            2005       2004

Fair value gains/(losses) on financial instruments and                       346        n/a
cash flow hedges net of tax
Actuarial gains/(losses) on pension schemes net of tax                      (49)      (480)
Currency retranslation gains/(losses) net of tax                             181         80


Net income/(expense) recognised directly in equity                           478      (400)


Net profit for the year                                                    3 975      2 941


Total recognised income and expense for the year                           4 453      2 541


Attributable to:

Minority interests                                                           249        167
Shareholders' equity                                                       4 204      2 374


BALANCE SHEET
(unaudited)

EUR million                                                              As at      As at
                                                                          31         31
                                                                    December   December
                                                                        2005       2004


Non-current assets

Goodwill and intangible assets                                        18 055     17 007
Property, plant and equipment                                          6 492      6 181
Pension asset for funded schemes in surplus                            1 036        625
Deferred tax assets                                                    1 703      1 491
Other non-current assets                                               1 072      1 064
Total non-current assets                                              28 358     26 368


Assets held for sale                                                     217        n/a


Current assets

Inventories                                                            4 107      3 756
Trade and other receivables due within one year                        4 830      4 131
Financial assets                                                         335      1 013
Cash and cash equivalents                                              1 529      1 590
Total current assets                                                  10 801     10 490


Current liabilities

Borrowings due within one year                                       (5 942)    (5 155)
Trade payables and other current liabilities                         (8 658)    (8 232)
Restructuring and other provisions                                     (644)      (799)
Total current liabilities                                           (15 244)   (14 186)
Net current assets/(liabilities)                                     (4 443)    (3 696)
Total assets less current liabilities                                 24 132     22 672


Non-current liabilities

Borrowings due after one year                                          6 457      6 893
Pension liability for funded schemes in deficit                        2 360      2 291
Pension liability for unfunded schemes                                 4 257      3 788
Restructuring and other provisions                                       732        565
Deferred tax liabilities                                                 933        789
Other non-current liabilities                                            602        717
Total non-current liabilities                                         15 341     15 043


Liabilities held for sale                                                 26        n/a


Equity

Shareholders' equity                                                   8 361      7 264
Minority interests                                                       404        365
Total equity                                                           8 765      7 629
Total capital employed                                                24 132     22 672


MOVEMENTS IN EQUITY

(unaudited)
EUR million                                                                 Full Year
                                                                        2005       2004



Equity at 31 December 2004                                             7 629        n/a
IFRS transition adjustment for financial instruments (including      (1 564)        n/a
preference shares)
Equity at 1 January                                                    6 065      7 175
Total recognised income and expense for the period                     4 453      2 541
Dividends                                                            (1 867)    (1 747)
Conversion of preference shares                                        1 380          -
(Purchase)/sale of treasury stock                                    (1 260)      (324)
Share option credit                                                      186        222
Dividends paid to minority shareholders                                (217)      (203)
Currency retranslation gains/(losses) net of tax                          13        (5)
Other movements in equity                                                 12       (30)
Equity at 31 December                                                  8 765      7 629


CASH FLOW STATEMENT
(unaudited)

EUR million                                                                  Full Year
                                                                        2005       2004



Operating activities

Cash flow from operating activities                                    5 924      6 925
Income tax paid                                                      (1 571)    (1 378)
Net cash flow from operating activities                                4 353      5 547


Investing activities

Interest received                                                        130        168
Net capital expenditure                                                (813)      (869)
Acquisitions and disposals                                               784        316
Other investing activities                                               414        265
Net cash flow from/(used in) investing activities                        515      (120)


Financing activities

Dividends paid on ordinary share capital                             (1 804)    (1 720)
Interest and preference dividends paid                                 (643)      (787)
Change in borrowings and finance leases                                (880)    (2 890)
Purchase of own shares                                               (1 276)      (332)
Other financing activities                                             (218)      (209)
Net cash flow from/(used in) financing activities                    (4 821)    (5 938)


Net increase/(decrease) in cash and cash equivalents                      47      (511)


Cash and cash equivalents at the beginning of the year                 1 406      1 428


Effect of foreign exchange rate changes                                (188)        489


Cash and cash equivalents at the end of the year                       1 265      1 406




ANALYSIS OF NET DEBT
(unaudited)

EUR million                                                              As at      As at
                                                                31  December  1 January
                                                                        2005       2005


Cash and cash equivalents as per cash flow statement                   1 265      1 406
Add: bank overdrafts deducted therein                                    265        184
Less: cash and cash equivalents in assets/liabilities held for           (1)        (8)
disposal
Cash and cash equivalents as per balance sheet                         1 529      1 582
Financial assets                                                         335        533
Borrowings due within one year                                       (5 942)    (6 448)
Borrowings due after one year                                        (6 457)    (7 221)
Derivatives and finance leases included in other receivables and          33        369
other liabilities
Net debt                                                            (10 502)   (11 185)


GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - Fourth Quarter
EUR million                                    Europe  Americas  Asia Africa      Total
Turnover

2004                                          4 132       3 160       2 463       9 755
2005                                          3 942       3 521       2 618      10 081
Change                                       (4.6)%       11.4%        6.3%        3.3%
Impact of:

Exchange rates                                 0.8%       11.3%        2.2%        4.6%
Acquisitions                                   0.2%        0.0%        0.0%        0.1%
Disposals                                    (2.0)%      (0.1)%      (1.3)%      (1.2)%
Underlying sales growth                      (3.6)%        0.3%        5.4%      (0.1)%
Price                                        (0.8)%        0.0%        2.4%        0.3%
Volume                                       (2.9)%        0.3%        2.9%      (0.4)%


Operating profit/(loss)

2004                                            189       (559)          82       (288)
2005                                            210         586         267       1 063
Change current rates                          11.2%
Change constant rates                          9.3%



Operating margin

2004                                           4.6%     (17.7)%        3.3%      (3.0)%
2005                                           5.3%       16.7%       10.2%       10.6%


Continuing operations - Full Year
EUR million                                 Europe      Americas   Asia Africa         Total
Turnover

2004                                        16 650        12 296         9 620        38 566
2005                                        16 211        13 179        10 282        39 672
Change                                      (2.6)%          7.2%          6.9%          2.9%
Impact of:

Exchange rates                                0.4%          3.6%          0.0%          1.3%
Acquisitions                                  0.2%          0.0%          0.0%          0.1%
Disposals                                   (2.3)%        (0.7)%        (1.6)%        (1.6)%
Underlying sales growth                     (0.8)%          4.1%          8.7%          3.1%
Price                                       (1.0)%          0.2%          1.5%          0.0%
Volume                                        0.2%          3.9%          7.1%          3.1%


Operating profit/(loss)

2004                                         2 303           896         1 040         4 239
2005                                         2 304         1 719         1 291         5 314
Change current rates                          0.0%         91.9%         24.1%         25.3%
Change constant rates                       (0.2)%         83.6%         24.7%         23.6%


Operating margin

2004                                         13.8%          7.3%         10.8%         11.0%
2005                                         14.2%         13.0%         12.6%         13.4%


Includes restructuring, business
disposals and impairments

2004                                        (2.3)%        (9.2)%        (2.9)%        (4.6)%
2005                                        (0.8)%        (3.4)%        (0.0)%        (1.4)%

Operating profit/(loss) of discontinued operations - Fourth Quarter
EUR million                                    Europe    Americas   Asia Africa          Total
2004                                             18           9             3             30
2005                                              -           -             -              -


Operating profit/(loss) of discontinued operations - Full Year
EUR million                                    Europe    Americas Asia Africa            Total
2004                                             22          47           4               73
2005                                              1          20           1               22



CATEGORY ANALYSIS
(unaudited)

Continuing operations - Fourth Quarter
EUR million            Savoury  Spreads Beverages   Ice  Foods Personal    Home     Home  Total
                         and      and             cream            care    care      and
                   dressings  cooking               and                     and Personal
                             products            frozen                   other     Care
                                                  foods
Turnover

2004                   2 253    1 240       763   1 218  5 474    2 561   1 720    4 281  9 755
2005                   2 305    1 191       800   1 221  5 517    2 752   1 812    4 564 10 081
Change                  2.3%   (3.9)%      4.8%    0.2%   0.8%     7.5%    5.3%     6.6%   3.3%
Impact of:
Exchange rates          4.3%     2.4%      5.6%    4.0%   4.0%     5.8%    4.6%     5.3%   4.6%
Acquisitions            0.0%     0.0%      0.0%    0.6%   0.1%     0.0%    0.0%     0.0%   0.1%
Disposals             (1.6)%   (2.9)%    (0.7)%  (1.6)% (1.8)%   (0.4)%  (0.7)%   (0.5)% (1.2)%
Underlying sales      (0.3)%   (3.4)%    (0.1)%  (2.6)% (1.5)%     2.0%    1.3%     1.7% (0.1)%
growth


Operating profit/
(loss)

2004                     224      137     (805)    (62)  (506)      221     (3)      218  (288)
2005                     277      166        92    (30)    505      448     110      558  1 063
Change current         23.8%    21.6%           (52.8)%          102.7%           155.8%
rates
Change constant        19.0%    17.9%           (46.1)%           85.4%           128.1%
rates



Operating margin

2004                   10.0%    11.0%  (105.4)%  (5.1)% (9.2)%     8.6%  (0.2)%     5.1% (3.0)%
2005                   12.0%    14.0%     11.5%  (2.4)%   9.2%    16.3%    6.1%    12.2%  10.6%



Continuing operations - Full Year
EUR million          Savoury  Spreads Beverages     Ice   Foods Personal    Home     Home   Total
                         and      and             cream             care    care      and
                   dressings  cooking               and                      and Personal
                             products            frozen                    other     Care
                                                  foods
Turnover

2004                   8 172    4 494     3 012   6 286  21 964    9 780   6 822   16 602  38 566
2005                   8 369    4 364     3 054   6 373  22 160   10 485   7 027   17 512  39 672
Change                  2.4%   (2.9)%      1.4%    1.4%    0.9%     7.2%    3.0%     5.5%    2.9%
Impact of:
Exchange rates          1.6%     1.1%      1.3%    0.7%    1.2%     1.3%    1.8%     1.5%    1.3%
Acquisitions            0.0%     0.0%      0.1%    0.4%    0.1%     0.0%    0.0%     0.0%    0.1%
Disposals             (2.1)%   (4.6)%    (1.1)%  (1.4)%  (2.3)%   (0.5)%  (1.2)%   (0.8)%  (1.6)%
Underlying sales        2.9%     0.7%      1.1%    1.7%    1.9%     6.3%    2.4%     4.7%    3.1%
growth


Operating profit/
(loss)

2004                   1 226      681     (508)     709   2 108    1 508     623    2 131   4 239
2005                   1 286      756        48     767   2 857    1 801     656    2 457   5 314
Change current          4.9%    11.0%              8.3%   35.5%    19.4%    5.2%    15.2%   25.3%
rates
Change constant         3.8%    10.7%              7.5%   34.2%    17.7%    2.1%    13.1%   23.6%
rates



Operating margin

2004                   15.0%    15.2%   (16.9)%   11.3%    9.6%    15.4%    9.1%    12.8%   11.0%
2005                   15.4%    17.3%      1.6%   12.0%   12.9%    17.2%    9.3%    14.0%   13.4%



Discontinued operations

Operating profit/(loss) of discontinued operations for the fourth quarter of 2005 was EUR- million (2004: EUR30 million), and operating profit/(loss) for the full year was EUR22 million (2004: EUR73 million). These amounts relate wholly to the Personal Care category.

NOTES

(unaudited)

Adoption of IFRS

With effect from 1 January 2005 Unilever has adopted International Financial Reporting Standards (IFRS) as adopted by the EU. Our transition date is 1 January 2004 as this is the start date of the earliest period for which we will present full comparative information under IFRS in our 2005 Annual Report and Accounts.

These condensed financial statements are prepared under the historical cost convention as modified by the revaluation of biological assets, financial assets 'available-for-sale investments' and 'at fair value through profit or loss', and derivatives.

IFRS 1 mandates that most standards are applied fully retrospectively, meaning that the opening balance sheet at 1 January 2004 is restated as if those accounting policies had always been applied. There are certain limited exemptions to this requirement. A reconciliation from old GAAP to IFRS of the balance sheet as at 31 December 2004 and the income statements for the quarter and the year then ended is given on pages 14 to 16. A more detailed review of the changes to our accounting policies and a reconciliation of financial statements from old GAAP to IFRS is available on our website at www.unilever.com/ourcompany/investorcentre/.


From 1 January 2005 Unilever implemented the following additional changes in accounting policies. These changes have been applied prospectively from 1 January 2005.

Financial instruments (including preference shares)

From 1 January 2005 Unilever has applied IAS 32 and IAS 39. These standards have many detailed consequences, however the key areas of impact for Unilever are described below.

Under IAS 32, Unilever must present the NV preference share capital as a liability rather than as part of equity. All of the dividends paid on these preference shares are recognised in the income statement as interest expense. The carrying value of the preferential share capital of NV as at 1 January 2005 was EUR1 502 million.

IAS 39 requires certain non-derivative financial assets to be held at fair value with unrealised movements in fair value recognised directly in equity. Non-derivative financial liabilities continue to be measured at amortised cost, unless they form part of a fair value hedge accounting relationship when they are measured at amortised cost plus the fair value of the hedged risk.

IAS 39 requires recognition of all derivative financial instruments on the balance sheet and that they are measured at fair value. The standard also places significant restrictions on the use of hedge accounting and changes the hedge accounting methodology from that previously applied. As a result Unilever recognises all derivative financial instruments on balance sheet at fair value and applies the new hedge accounting methodology to all significant qualifying hedging relationships.

Non-current assets and asset groups held for sale

Application of IFRS 5 has resulted in reclassifications of non-current assets and asset groups held for sale in the balance sheet as at 1 January 2005. It did not significantly affect the asset values themselves.

Turnover definition

From 1 January 2005 Unilever changed its treatment of promotional couponing and trade communications. From 1 January 2005 these costs are deducted from turnover together with other trade promotion costs which are already deducted from turnover. Comparatives have been restated to reflect this change, which has no impact on operating profit or net profit.

Ungeared Free Cash Flow

Unilever uses the movement in Ungeared Free Cash Flow (UFCF) to measure progress against our longer-term value creation goals.

This measure has been redefined to map to the financial statements prepared under IFRS. In doing this we have decided to use the income statement charges for share-based compensation and pensions, rather than cash payments. In this way the measure is made independent of financing decisions for these items.

The new definition is: cash flow from group operating activities, less capital expenditure, less charges to operating profit for share-based compensation and pensions, and less tax (adjusted to reflect an ungeared position), but before the financing of pensions.

For 2005, the UFCF was EUR4.0 billion, and would have been EUR4.1 billion if cash costs had been used for these items.

The calculation of this measure for 2004 and 2005, and information about other non-GAAP measures (Return On Invested Capital, Underlying Sales Growth and Net
Debt) can be found on the Unilever website at www.unilever.com/ourcompany/ investorcentre.

Issuances and repayments of debt

There was one repayment of 6.875% notes during the quarter of US $1.5 billion.

Share buy-back

On 3 October 2005 Unilever announced the commencement of a share buy-back programme. Between October and December, this resulted in the purchase of 4.9 million NV shares and 25.7 million PLC shares, with a combined value of approximately EUR500 million. This was in addition to the replenishment by Unilever N.V. of treasury shares used for the conversion of its EUR0.05 preference shares, announced in February 2005.

Acquisitions and Disposals

In December 2004 Unilever announced the restructuring

of its Portuguese foods business. The deal was completed at the end of March 2005. Before the restructuring Unilever Portugal held a 40% stake in the FimaVG foods business, a joint venture with Jeronimo Martins Group, in addition to its wholly owned Bestfoods business acquired in 2000. As a result of the deal the two foods businesses - FimaVG and Unilever Bestfoods Portugal - were unified and the joint venture stakes re-balanced so that Unilever now holds 49% of the combined foods business and Jeronimo Martins Group 51%.


On 11 July 2005, we announced the completion of the sale of our Prestige fragrance business, Unilever Cosmetics International (UCI), to Coty Inc. of the United States. Unilever received US $800 million in cash, with the opportunity for further deferred payments contingent upon future sales.


On 20 December 2005, Unilever announced its intention to sell its Mora business to Ad van Geloven in the Netherlands, for an undisclosed sum. The agreement is subject to approval by competition authorities and advice from work councils. The proposed transaction relates to the Mora brand and to factories in Maastricht and Mol (Belgium).

Subsequent to the year end we have announced our intention to sell the majority of our frozen foods business in Europe.

Discontinued operations

Following the announcement of the disposal of UCI, results for this business have been presented in our income statement as discontinued operations, in line with the requirements of IFRS 5. The amount reported for 2005 represents the profits and losses arising on these operations up to the time of disposal together with the profit arising on disposal.

Basic earnings per EUR0.51 NV ordinary share in respect of the discontinued operations were EUR0.01 for the quarter and EUR0.49 for the year (2004: EUR0.02 and EUR0.05 respectively). Diluted earnings per EUR0.51 NV ordinary share in respect of the discontinued operations were EUR0.01 for the quarter and EUR0.47 for the year (2004: EUR0.02 and EUR0.05 respectively).

Basic earnings per 1.4p PLC ordinary share in respect of the discontinued operations were 0.16 Euro cents for the quarter and 7.30 Euro cents for the year (2004: 0.31 Euro cents and 0.74 Euro cents respectively). Diluted earnings per 1.4p PLC ordinary share in respect of the discontinued operations were 0.16 Euro cents for the quarter and 7.07 Euro cents for the year (2004: 0.29 Euro cents and 0.70 Euro cents respectively).

The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the year were EUR(102) million, EUR623 million and EUR- million respectively (2004: EUR94 million, EUR(2) million and EUR- million).

Exchange rate conventions

The income statement on page 7, the statement of recognised income and expense on page 8, the movements in equity on page 9 and the cash flow statement on page 9 are translated at average rates current in each period.

The balance sheet on page 8 and the analysis of net debt on page 9 is translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre/.





The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2004 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.





Reconciliation of profit for the year ended 31 December 2004
(unaudited)
                       Previously    Goodwill   Software Biological Pensions and Deferred tax
                         reported         and                assets      similar  restatement
                        under old  indefinite                        obligations       effect
                             GAAP       lived
                                   intangible
                                       assets
                              EUR         EUR       EUR        EUR          EUR           EUR
                          million     million   million    million      million      million



Turnover                   40 366           -          -          -            -            -


Turnover of joint           (197)           -          -          -            -            -
ventures


Operating costs          (36 758)         815         66          7            -            -


Share of operating             44           -          -          -            -            -
profit of joint
ventures


Operating profit/           3 455         815         66          7            -            -
(loss)
  After charging:
  Impairment of Slim        (591)       (200)          -          -            -            -
  Fast
  Provision for             (169)           -          -          -            -            -
  Brazilian sales tax


Share of operating             42           7          -          -            -            -
profit of associates
Finance costs               (628)           -          -          -            -            -
Other finance income/        (61)           -          -          -            1            -
(cost) -
pensions and similar
obligations
Share of net profit of          -           -          -          -            -            -
joint ventures
Share of net profit of          -           -          -          -            -            -
associates
Income from other              31           -          -          -           23            -
non-current
investments


Profit/(loss) before        2 839         822         66          7           24            -
taxation


Taxation                    (782)          17       (17)        (2)          (8)         (16)


Profit/(loss) for the       2 057         839         49          5           16         (16)
period


Attributable to:
Minority interests            181           2          1          2            -            -
Shareholders' equity        1 876         837         48          3           16         (16)





                               Tax      Joint Dividends     Other      Total     Change  Restated
                     reclassifying   ventures                      effect of   relating     under
                            effect        and                     transition         to      IFRS
                                   associates                        to IFRS   turnover
                                                                             definition
                              EUR         EUR       EUR       EUR        EUR        EUR        EUR
                          million     million   million   million    million    million    million



Turnover                         -      (197)         -         -      (197)    (1 061)    39 108


Turnover of joint                -        197         -         -        197          -         -
ventures


Operating costs                  -          -         -        14        902      1 061  (34 795)


Share of operating               -       (44)         -         -       (44)          -         -
profit of joint
ventures


Operating profit/                -       (44)         -        14        858          -     4 313
(loss)
  After charging:
  Impairment of                  -          -         -         -      (200)          -     (791)
  Slim Fast
  Provision for                  -          -         -         -          -          -     (169)
  Brazilian sales
  tax


Share of operating               -       (49)         -         -       (42)          -         -
profit of associates
Finance costs                    -         47         -        10         57          -     (571)
Other finance income             -          -         -         -          1          -      (60)
/(cost) -
pensions and similar
obligations
Share of net profit              -         39         -         -         39          -        39
of joint ventures
Share of net profit              -          2         -         -          2          -         2
of associates
Income from other                -          -         -         -         23          -        54
non-current
investments


Profit/(loss) before             -        (5)         -        24        938          -     3 777
taxation


Taxation                         -          5         -      (33)       (54)          -     (836)


Profit/(loss) for                -          -         -       (9)        884          -     2 941
the period


Attributable to:

Minority interests               -          -         -         -          5          -       186
Shareholders' equity             -          -         -       (9)        879          -     2 755


Reconciliation of profit for the fourth quarter ended 31 December 2004
(unaudited)


                             Previously   Goodwill   Software Biological    Pensions    Deferred
                               reported        and                assets and similar         tax
                              under old indefinite                       obligations restatement
                                   GAAP      lived                                        effect
                                        intangible
                                            assets
                                   EUR         EUR       EUR       EUR          EUR           EUR
                               million     million   million   million      million       million

Turnover                         10 233          -          -          -           -           -

Turnover of joint ventures         (50)          -          -          -           -           -

Operating costs                (10 520)         30         35          -           -           -

Share of operating profit of          9          -          -          -           -           -
joint ventures

Operating profit/(loss)           (328)         30         35          -           -           -
  After charging:
  Impairment of Slim Fast         (591)      (200)          -          -           -           -
  Provision for Brazilian         (169)          -          -          -           -           -
  sales tax

Share of operating profit of          8          2          -          -           -           -
associates
Finance costs                     (159)          -          -          -           -           -
Other finance income/(cost)-          -          -          -          -         (1)           -
pensions and similar
obligations
Share of net profit of joint          -          -          -          -           -           -
ventures
Share of net profit of                -          -          -          -           -           -
associates
Income from other                     5          -          -          -          14           -
non-current investments

Profit/(loss) before              (474)         32         35          -          13           -
taxation

Taxation                            258         52        (9)          -         (5)           2

Profit/(loss) for the period      (216)         84         26          -           8           2

Attributable to:
Minority interests                   39          -          -          -           -           -
Shareholders' equity              (255)         84         26          -           8           2



                             Tax      Joint Dividends   Other      Total      Change Restated
                   reclassifying   ventures                    effect of relating to    under
                          effect        and                   transition    turnover     IFRS
                                 associates                      to IFRS  definition
                             EUR        EUR      EUR      EUR        EUR          EUR      EUR
                         million    million  million  million    million      million  million




Turnover                       -       (50)         -       -       (50)       (258)    9 925


Turnover of joint              -         50         -       -         50           -        -
ventures


Operating costs                -          -         -      14         79         258 (10 183)


Share of                       -        (9)         -       -        (9)           -        -
operating profit
of joint ventures


Operating profit/              -        (9)         -      14         70           -    (258)
(loss)
After charging:
Impairment of                  -          -         -       -      (200)           -    (791)
Slim Fast
Provision for                  -          -         -       -          -           -    (169)
Brazilian sales
tax


Share of                       -       (10)         -       -        (8)           -        -
operating profit
of associates
Finance costs                  -         12         -      10         22           -    (137)
Other finance                  -          -         -       -        (1)           -      (1)
income/(cost) -
pensions and
similar
obligations
Share of net                   -          8         -       -          8           -        8
profit of joint
ventures
Share of net                   -          -         -       -          -           -        -
profit of
associates
Income from other              -          -         -       -         14           -       19
non-current
investments


Profit/(loss)                  -          1         -      24        105           -    (369)
before taxation


Taxation                       -        (1)         -    (33)          6           -      264


Profit/(loss) for              -          -         -     (9)        111           -    (105)
the period


Attributable to:
Minority                       -          -         -       -          -           -       39
interests
Shareholders'                  -          -         -     (9)        111           -    (144)
equity



Reconciliation of equity at 31 December 2004
(unaudited)

                                Previously   Goodwill Software Biological    Pensions    Deferred
                                  reported        and              assets and similar         tax
                                 under old indefinite                     obligations restatement
                                      GAAP      lived                                      effect
                                           intangible
                                               assets
                                      EUR         EUR      EUR       EUR         EUR          EUR
                                  million     million  million   million     million      million

Non-current assets
Goodwill                            11 508        600        -          -           -           -
Intangible assets                    3 830        903      166          -           -           -
Property, plant and equipment        6 271          -        -       (36)           -           -
Biological assets                        -          -        -         33           -           -
Joint ventures and associates           54          -        -          -           -           -
Other non-current investments          148          -        -          -         174           -
Pension asset for funded               456          -        -          -        (39)           -
schemes in surplus
Trade and other receivables due      1 198          -        -          -           -           -
after more than one year
Deferred tax assets                      -          -        -          -           -           -
Total non-current assets            23 465      1 503      166        (3)         135           -

Current assets
Inventories                          3 758          -        -          -           -           -
Trade and other receivables due      4 505          -        -          -           -           -
within one year
Financial assets                     1 016          -        -          -           -           -
Cash and cash equivalents            1 587          -        -          -           -           -
Total current assets                10 866          -        -          -           -           -

Current liabilities
Creditors due within one year     (14 570)          -        -          -           -           -
Borrowings                         (5 155)          -        -          -           -           -
Trade and other payables           (9 415)          -        -          -           -           -
Current tax liabilities                  -          -        -          -           -           -
Net current assets/                (3 704)          -        -          -           -           -
(liabilities)
Total assets less current           19 761      1 503      166        (3)         135           -
liabilities

Non-current liabilities
Creditors due after more than        7 610          -        -          -           -           -
one year
Borrowings                           6 893          -        -          -           -           -
Trade and other payables               717          -        -          -           -           -
Provisions for liabilities and       1 370        (6)        -          -                       -
charges
(excluding pensions and similar
obligations)
Restructuring and other              1 348          -        -          -                       -
provisions
Interest in associates                  22        (6)        -          -           -           -
Liabilities for pensions and         4 374          -        -          -         186           -
similar obligations
Pension liability for funded         1 633          -        -          -          43           -
schemes in deficit
Pension liability for unfunded       2 741          -        -          -         143           -
schemes
Deferred tax liabilities               511       (33)       50          1        (15)       1 068
Total non-current liabilities       13 865       (39)       50          1         171       1 068

Shareholders' equity
Called up share capital                642          -        -          -           -           -
Share premium account                1 530          -        -          -           -           -
Other reserves                     (2 735)          -        -          -           -           -
Retained profit                      6 097      1 540      115        (4)        (36)     (1 068)
Total shareholders' equity           5 534      1 540      115        (4)        (36)     (1 068)
Minority interests                     362          2        1          -           -           -
Total equity                         5 896      1 542      116        (4)        (36)     (1 068)
Total capital employed              19 761      1 503      166        (3)         135           -



                                   Tax       Joint  Dividends   Other       Total  Restated
                         reclassifying    ventures                      effect of     under
                                effect         and                     transition      IFRS
                                        associates                        to IFRS
                                  EUR         EUR       EUR       EUR         EUR       EUR
                              million     million   million   million     million   million

Non-current assets

Goodwill                             -           -          -       -         600    12 108
Intangible assets                    -           -          -       -       1 069     4 899
Property, plant and                  -           -          -    (54)        (90)     6 181
equipment
Biological assets                    -           -          -       -          33        33
Joint ventures and                   -           -          -       -           -        54
associates
Other non-current                    -           -          -     376         550       698
investments
Pension asset for                  208           -          -       -         169       625
funded schemes in
surplus
Trade and other                  (973)           -          -      54       (919)       279
receivables due after
more than one year
Deferred tax assets              1 491           -          -       -       1 491     1 491
Total non-current                  726           -          -     376       2 903    26 368
assets


Current assets

Inventories                          -           -          -     (2)         (2)     3 756
Trade and other                      -           -          -   (374)       (374)     4 131
receivables due within
one year
Financial assets                     -           -          -     (3)         (3)     1 013
Cash and cash                        -           -          -       3           3     1 590
equivalents
Total current assets                 -           -          -   (376)       (376)    10 490


Current liabilities

Creditors due within               686           -      1 215       -       1 901  (12 669)
one year
Borrowings                           -           -          -       -           -   (5 155)
Trade and other                    686           -      1 215       -       1 901   (7 514)
payables
Current tax liabilities          (686)           -          -    (32)       (718)     (718)
Net current assets/                  -           -      1 215   (408)         807   (2 897)
(liabilities)
Total assets less                  726           -      1 215    (32)       3 710    23 471
current liabilities


Non-current liabilities

Creditors due after                  -           -          -       -           -     7 610
more than one year
Borrowings                           -           -          -       -           -     6 893
Trade and other                      -           -          -       -           -       717
payables
Provisions for                       -           -          -       -         (6)     1 364
liabilities and charges
(excluding pensions and
similar obligations)
Restructuring and other              -           -          -       -           -     1 348
provisions
Interest in associates               -           -          -       -         (6)        16
Liabilities for                  1 519           -          -       -       1 705     6 079
pensions and similar
obligations
Pension liability for              615           -          -       -         658     2 291
funded schemes in
deficit
Pension liability for              904           -          -       -       1 047     3 788
unfunded schemes
Deferred tax                     (793)           -          -       -         278       789
liabilities
Total non-current                  726           -          -       -       1 977    15 842
liabilities


Shareholders' equity

Called up share capital              -           -          -       -           -       642
Share premium account                -           -          -       -           -     1 530
Other reserves                       -           -          -       -           -   (2 735)
Retained profit                      -           -      1 215    (32)       1 730     7 827
Total shareholders'                  -           -      1 215    (32)       1 730     7 264
equity
Minority interests                   -           -          -       -           3       365
Total equity                         -           -      1 215    (32)       1 733     7 629
Total capital employed             726           -      1 215    (32)       3 710    23 471



DIVIDENDS


The Boards have resolved to recommend to the Annual General Meetings of NV and PLC, to be held on 8 May 2006 and 9 May 2006 respectively, the declaration of final dividends in respect of 2005 on the ordinary capitals at the following rates which are equivalent in value at the rate of exchange applied in terms of the Equalisation Agreement between the two companies.

As required under IAS 10, final dividends for 2005 are not reflected in the financial statements for the year ended 31 December 2005, since they had not been approved by shareholders at the balance sheet date.

Unilever N.V.

EUR1.32 per ordinary share (2004: EUR1.26), bringing the total of NV's dividend for 2005 to EUR1.98 per ordinary share (2004: EUR1.89).

Unilever PLC

13.54p per ordinary share (2004: 12.82p), bringing the total of PLC's dividend for 2005 to 20.31p per ordinary share (2004: 19.15p).

Subject to AGM approval, the NV final dividend will be paid on 12 June 2006, to shareholders registered at close of business on 9 May 2006.

Subject to AGM approval, the PLC final dividend will be paid on 12 June 2006, to shareholders registered at close of business on 19 May 2006.

Dividend on New York shares of NV

US dollar checks for the final dividend on the New York Shares of EUR0.51* nominal amount after deduction of Netherlands withholding tax at the appropriate rate, converted at the euro/dollar European Central Bank rate of exchange on 8 May 2006 will be mailed on 11 June 2006 to holders of record at the close of business on 12 May 2006. If converted at the euro/dollar rate of exchange on 8 February 2006, the NV final dividend would be US $1.577136 per New York share (2004 final dividend: US $1.619604 actual payment) before deduction of Netherlands withholding tax. With the interim dividend in respect of 2005 of US $0.791472 at the actual euro/ dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2005 of US $2.368608 per New York Share (2004: US $2.424996 actual payment).

* This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.'s Articles of Association.

Dividend on American Depositary Receipts of PLC

US Dollar checks for the final dividend on the American Depositary Receipts in PLC converted at the sterling/dollar rate of exchange current in London on 9 May 2006 will be mailed on 11 June 2006 to holders of record at the close of business on 19 May 2006. Each American Depositary Receipt in PLC represents four 1.4p ordinary shares in PLC. The PLC final dividend will therefore be 54.16p per American Depositary Receipt in PLC. If converted at the sterling/dollar rate of exchange on 8 February 2006, the PLC final dividend would be US $0.9438 per American Depositary Receipt in PLC (2004 final dividend: US $0.9658 actual payment). With the interim dividend in respect of 2005 of US $0.4779 at the actual sterling/dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2005 of US $1.4217 per American Depositary Receipt in PLC (2004: US $1.4312 actual payment).





EARNINGS PER SHARE

(unaudited)

Combined earnings per share



The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of GBP1 = EUR5.445, in accordance with the Equalisation Agreement.

In the calculation of diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust; (ii) conversion of the EUR0.05 NV preference shares (up to the point of conversion); and
(iii) the exercise of share options by employees.



Earnings per share for total operations for the full year

                                                                            2005       2004

Combined EPS                                                            Thousands of units
Average number of combined share units of EUR 0.51                       970 990    963 407
Average number of combined share units of 1.4p                         6 473 266  6 422 715


                                                                             EUR million

Net profit attributable to shareholders' equity                            3 766      2 755
Less: preference dividends                                                   n/a       (28)
Net profit attributable to shareholders' equity for                        3 766      2 727
basic earnings per share calculation


Combined EPS per EUR 0.51 (Euros)                                           3.88       2.83
Combined EPS per 1.4p (Euro cents)                                         58.17      42.46


Combined EPS - Diluted                                                  Thousands of units
Adjusted average number of combined share units of EUR 0.51            1 002 303  1 010 885
Adjusted average number of combined share units of 1.4p                6 682 023  6 739 234


                                                                            EUR million

Adjusted net profit attributable to shareholders' equity                   3 769      2 748


Combined diluted EPS per EUR 0.51 (Euros)                                   3.76       2.72
Combined diluted EPS per 1.4p (Euro cents)                                 56.40      40.78




Combined EPS - American shares

Combined EPS per EUR 0.51 NV New York Share                                $4.82      $3.50
Combined EPS per 5.6p PLC American Depositary Receipt                      $2.89      $2.10


Combined diluted EPS per EUR 0.51 NV New York Share                        $4.68      $3.37
Combined diluted EPS per 5.6p PLC American Depositary Receipt              $2.81      $2.02


DATES


The Annual Report and Accounts 2005 will be published on 29 March 2006. The results for the first quarter 2006 will be published on 4 May 2006.

ENQUIRIES: UNILEVER PRESS OFFICE
+44 (0) 20 7822 6805/6010
Internet: www.unilever.com
E-mail: press-office.london@unilever.com


9 February 2006